Exhibit 99.1

Press Release dated December 23, 2025

Contact:	Trinity Biotech plc	RedChip Companies Inc
	Paul Murphy	David Gentry
	(353)-1-2769800	(1)-407-644-4256
	E-mail: investorrelations@trinitybiotech.com	E-mail: TRIB@redchip.com

Trinity Biotech Awarded a Major Order for 9 Million TrinScreen HIV Tests

- TrinScreen HIV order signals renewed strength in global HIV testing market

- Company also reports a key milestone of Adjusted EBITDA1positive operations in Q3 2025 and expects to achieve strong additional profitability growth in Q1 and Q2 2026 through continued strong execution on its
Comprehensive Transformation Plan

DUBLIN, Ireland (December 23, 2025)... Trinity Biotech plc (Nasdaq: TRIB), a commercial stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announced it has received an order for 9 million units of its flagship HIV screening product, TrinScreen HIV. This significant order marks a pivotal moment in the recovery and strengthening of the global health market for HIV testing, following disruptions earlier this year due to changes affecting international aid funding structures.  In addition, the Company provided a trading update for its most recent financial quarters.

TrinScreen HIV Order

The order reflects a renewed commitment from global health organizations to support HIV screening efforts, particularly in regions most affected by the disease. Trinity Biotech’s TrinScreen HIV test is a WHO-prequalified, rapid diagnostic test designed for high-volume screening programs, offering reliable results and ease of use in diverse clinical settings.

Trinity Biotech will produce the tests through its recently WHO-approved outsourced manufacturing process, which allows for efficient and cost-effective scalability. The company anticipates fulfilling the order during the fourth quarter of 2025 and the first quarter of 2026, as it fine-tunes its manufacturing and supply chain to accommodate this significant rise in demand.

This order is expected to positively impact Trinity Biotech’s revenue and profitability outlook and underscores the Company’s strategic positioning in the global infectious disease diagnostics market.

1 Earnings before interest, tax, depreciation, amortisation, and share-based compensation charges – also excludes impairment charges, restructuring costs and non-recurring corporate finance and transaction-related costs.

Trading Update

-	Revenues for Q3 2025 increased by 32% to $14.3m compared to $10.8m in Q2 2025, primarily due to:
o
A strong increase of $2.1m in rapid HIV test sales to $3.6m in Q3 2025, driven by renewed UniGold™ HIV rapid test demand and the resumption of TrinScreen HIV sales under the new manufacturing model; and

o	A significant rise in haemoglobin product sales, rising to $5.7m compared to $4.0m in Q2 2025.
-
Gross profit for Q3 2025 was $6.5m compared to $4.6m in Q2 2025 driven by higher sales and an increase in gross margin from 42.6% to 45.2% supported by changes to the Company’s operating structure under its Comprehensive Transformation Plan.

-	Adjusted EBITDA¹ of $0.5 million for Q3 2025 compared to negative $2.1m for Q2 2025.
-	The Company has issued full presentations of its Q2 2025 and Q3 2025 results which can be viewed on the Company’s website www.trinitybiotech.com/investor-relations/financial-reports.

Trading Outlook

•
The Company continues to make substantial progress in its Comprehensive Transformation Plan, having recently secured several critical regulatory approvals, including WHO authorization for outsourcing and offshoring the production of its Uni-Gold™ HIV rapid test.

•
The receipt of these regulatory approvals allows the Company to proceed with the final core components of its Comprehensive Transformation Plan. These initiatives will be prioritised during the fourth quarter of 2025 and the first quarter of 2026, with the objective of realising additional efficiencies and further enhancing EBITDA performance.

•
Consequently, the Company expects an increase in Adjusted EBITDA[1] throughout the first and second quarters of 2026 as it achieves these important operational restructuring milestones within its Comprehensive Transformation Plan.

Pipeline Developments

•
The Company remains committed to pursuing immediate growth opportunities that are both profitable and supported by its streamlined, more adaptable operating base. This includes ongoing expansion into international markets with its latest product offerings:

o	An enhanced HbA1c testing solution for diabetes care;
o	Extending the availability of its TrinScreen HIV tests to new countries.
•	The Company is also advancing the commercialisation of its key strategic growth projects currently in development, including:
o	Its next-generation continuous glucose monitor, CGM+;
o	EpiCapture, the company’s PCR-based epigenetic liquid biopsy test for monitoring the risk of prostate cancer progressing to more aggressive forms of the disease, and
o	PrePsia™, an innovative early pregnancy screening test designed to assess the risk of preeclampsia—a potentially life-threatening condition for both mother and baby.

John Gillard, CEO of Trinity Biotech, commented:

“We are delighted to have received this TrinScreen order. It represents a strong endorsement of our product’s quality and the trust global health partners place in Trinity Biotech.

Our operating and financial improvement in Q3 2025 was encouraging, in particular the achievement of positive Adjusted EBITDA1. This gives us confidence that our Comprehensive Transformation Plan is on track and, when combined with our exciting innovation agenda, leaves the business well positioned for further progress in 2026.”

Management Transition
The Company announces that Susan O’Connor has completed her term as interim Chief Financial Officer, and Paul Murphy, Head of Group Reporting, has been promoted to the role of Interim Chief Financial Officer. The Company expresses its gratitude to Ms. O’Connor for her service and extends best wishes for her future endeavors.

Use of Non-IFRS Financial Measures

The Company’s unaudited financial statements were prepared in accordance with International Financial Reporting Standards (IFRS). To supplement the consolidated financial statements presented in accordance with IFRS, the Company presents non-IFRS presentations of EBITDA and Adjusted EBITDA. The adjustments to the Company's IFRS results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results, trends, and performance. Non-IFRS financial measures mainly exclude, if and when applicable, the effect of share-based compensation charges, depreciation, amortization and impairment charges.

EBITDA and Adjusted EBITDA is presented to evaluate the Company's financial and operating results on a consistent basis from period to period. The Company also believes that these measures, when viewed in combination with the Company's financial results prepared in accordance with IFRS, provides useful information to investors to evaluate ongoing operating results and trends. EBITDA and Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. EBITDA and Adjusted EBITDA  are not measures of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's operating profit/(loss) and EBITDA and Adjusted EBITDA are presented with the Company’s financial results available on the Company’s website, www.trinitybiotech.com/investor-relations/financial-reports.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, our ability to reduce our debt and improve our capitalization, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2024 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. Our current products are used to detect a variety of health conditions including autoimmune, infectious and sexually transmitted diseases, and quantify the level of HbA1c in human blood. In January of 2024, we entered into the biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and we are currently developing a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide.

For further information, please see the Company's website: www.trinitybiotech.com.